MANCHESTER UNITED PLC

Old Trafford

Manchester M16 0RA

United Kingdom

VIA EDGAR

September 23, 2015

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Manchester United plc

Registration Statement on Form F-3

File No. 333-206985

Dear Mr. Dobbie:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Manchester United plc (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form F-3 (File No. 333-206985) (the “Registration Statement”), to 5:00 PM Eastern Time, on Thursday, September 24, 2015, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marc D. Jaffe of Latham & Watkins LLP, special U.S. counsel to the Company, at (212) 906-1281 or marc.jaffe@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name:	Edward Woodward
Title:	Executive Vice Chairman

cc:	Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP